Exhibit 99.15

Quantum eMotion Reaches a Successful

Commercialization Milestone with its

Sentry-Q Cybersecurity Platform

MONTREAL, August 21st, 2023, Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) (“QeM” or the “Company”) a pioneering force in classical and quantum cybersecurity, announces a significant milestone in its journey towards the commercialization of its cloud-based Sentry-Q platform to address the unmet cybersecurity needs of modern telemedicine and digital healthcare.

Following its last Spring announcement of a revenue-sharing commercial partnership with QeM to strengthen the cybersecurity requisites of its innovative Digital Therapeutics (DTx) platform, Greybox Solutions has now been selected to implement in the Quebec healthcare system its cutting-edge solution for chronic diseases care, aiming to demonstrate enhanced patient services, experience, and overall performance. Greybox was chosen on the base of its ability to meet technical and cybersecurity requirements, showcasing their tailored patient-focused solutions.

As the use of digital therapeutics becomes more widespread, the importance of cybersecurity in this context cannot be overstated. Cybersecurity is an essential component of the digital therapeutics landscape. By protecting patient data, ensuring treatment accuracy, and maintaining platform reliability, cybersecurity measures contribute to the overall safety, efficacy, and trustworthiness of digital therapeutic interventions. As the field continues to grow, investing in robust cybersecurity practices will be instrumental in realizing the full potential of digital therapeutics to transform healthcare.

Pierre Berube, CEO of GreyBox, commented: “I am thrilled by this opportunity. This marks a significant stride toward digital transformation in Quebec’s healthcare system, paving the way for wider integration of digital therapies. Our DTx platform, originally developed in partnership with the Centre Hospitalier de l’Université de Montréal (CHUM) and Boehringer Ingelheim Canada, has already demonstrated clinical superiority in the field of heart failure. In addition, it will be fortified with state-of-the-art cybersecurity, seamlessly incorporating QeM’s Sentry-Q cybersecurity platform to ensure the utmost protection for our patients. These two key features will establish us as one of the world leaders in this space. Beyond Quebec and Canada, our Company is also accelerating its commercial activities in Europe to provide effective care for patients with heart failure and other conditions such as diabetes, mental health, and other complex chronic conditions.”

“We are excited to announce this important milestone as we pave the way for the commercialization of our Sentry-Q cybersecurity platform” said Francis Bellido, CEO of QeM. “This accomplishment is a testament to the hard work of our talented team and the unwavering support of our partners and stakeholders. Strong cybersecurity is vital due to rising data breaches targeting patient records. Digital Therapeutics is pivotal in the booming telemedicine market, projected to reach USD 191.9 billion by 2026, driven by COVID-19’s virtual healthcare adoption, remote patient monitoring, home healthcare demand, and technological advancements. QeM has the vision to become a world leader in healthcare cybersecurity.”

About Greybox Solutions:

Greybox Solutions is a growing Montreal-based health technology company specializing in innovative software development to improve patients’ lives. Its mission is to find digital transformation solutions to address healthcare system challenges and reduce the burden of managing chronic illnesses. Greybox distributes its digital health platform, TakeCareTM, to redefine the relationship between patients and their healthcare team.

About QeM

The Company’s mission is to address the growing demand for affordable hardware and cloud-based cybersecurity solutions for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high value assets and critical systems.

The Company intends to target the highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.